UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

23 May 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD. By: /s/ Elli Levinson-Sela —————————————— Elli Levinson-Sela, Adv. General Counsel & Corporate Secretary

      Company Contact:
Blue Square-Israel Ltd.
Emanuel Avner, CFO
Toll-free telephone from U.S. and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE - ISRAEL LTD. ANNOUNCES FINANCIAL RESULTS FOR THE FIRST
QUARTER OF 2006 AND REORGANIZATION OF REAL ESTATE HOLDINGS

– Revenues Up 17% With 6.9% Rise in Same Store Sales –
– Gross, Operating and Net Margins of 25.5%, 4.3% and 1.9% –

ROSH HA’AYIN, Israel – May 23, 2006 – Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the first quarter ended March 31, 2006. All financial results are reported according to Israeli GAAP (Generally Accepted Accounting Principles).

Results for the First Quarter
Revenues: The Company’s revenues for the first quarter of 2006 increased by 17.0% to NIS 1,536.7 million (U.S. $329.4 million)(a) compared to NIS 1,313.9 million in the first quarter of 2005. The growth in sales reflects the strengthening of Israel’s economy, together with

■	Successful marketing efforts initiated by each of Blue Square’s 3 chains.

■	The opening of stores during the prior 12 months, increasing the Company’s sales area by approximately 12,000 square meters; and

■	The contribution of Kfar Hashaashuim’s sales, (see Note B), increasing the quarter’s revenues by approximately NIS 53 million (U.S. $11.4 million)

Gross Profit: Gross profit for the first quarter of 2006 increased by 12.1% to NIS 392.1 million (U.S. $84.0 million) compared to NIS 349.7 million in the first quarter of 2005 due to the higher revenues. Gross margin for the period decreased to 25.5% compared to 26.6% in the first quarter of 2005. This reflected:

—	Lower margins associated with goods sold in special marketing initiatives;

—	An increase in the proportion of discount sales in the overall sales mixture due to the Company's consolidation program; and

—	Strong competition throughout the Company's markets.

Selling, General, and Administrative Expenses: The Company’s Selling, General, and Administrative expenses for the first quarter of 2006 increased by 9.8% to NIS 326.1 million (U.S. $69.9 million) compared to NIS 297.0 million in the first quarter of 2005, reflecting

■	Expenses of new stores opened during the prior 12 months;

■	Increase in variable operating expenses due to the increase in sales; and

■	Increase in CPI-linked expenses.

However, as a percentage of revenues, operating expenses declined to 21.2% of sales from 22.6% in the first quarter of 2005. This, together with the 7.7% increase in sales per employee recorded during the quarter, illustrates the success of the Company’s ongoing efficiency efforts.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA for the first quarter of 2006 was NIS 99 million (U.S. $21.2 million), an increase of 15.4% compared with NIS 86 million in the first quarter of 2005. EBITDA margin for the quarter was 6.4% compared with 6.5% in the first quarter of 2005.

Operating Income: Operating income for 2006 increased by 25.0% to NIS 66.0 million (U.S. $14.1 million) compared to NIS 52.8 million in the first quarter of 2005. This reflects the significantly increased revenues and gross profit for the period, together with a more moderate increase in Selling, General & Administrative expenses. Operating margin for the period increased to 4.3% from 4.0% in the first quarter of 2005.

Financial Expenses: Financial expenses for the first quarter of 2006 increased by 22.9% to NIS 14.0 million (U.S. $3.0 million) compared to NIS 11.4 million in the first quarter of 2005, primarily reflecting higher expenses related to foreign currency-linked loans.

Taxes On Income: Taxes on income for the first quarter of 2006 were NIS 17.6 million (U.S. $3.8 million), an increase of 20.2% compared to NIS 14.6 million in 2005. This reflected the rise in the Company’s Income Before Taxes on Income, offset partially by the reduction of the Company’s nominal tax rate in line with amendments to the Income Tax Ordinance enacted in July 2004 and August 2005. These ordinances provide for a gradual reduction in the rate of corporate tax. As a result, the Company’s corporate tax will be reduced during the next five years as follows: 2006 – 31%; 2007 – 29%; 2008 – 27%; 2009 – 26%; 2010 and thereafter – 25%.

Net Income: The Company’s net income for the first quarter of 2006 increased by 32.9% to NIS 29.1 million (U.S. $6.2 million), or NIS 0.75 per ADS (U.S. $0.16), compared to NIS 21.9 million, or NIS 0.56 per ADS, for the first quarter of 2005.

Dividends:

■	On April 20, 2006, the Company paid a dividend in the amount of NIS 50 million (U.S. $10.7 million), or NIS 1.28 per share (approximately U.S. $0.27 per ADS).

■	Subsequent to the balance sheet date, on May 22, 2006, the Company declared a dividend in the amount of NIS 30 million (U.S. $6.7 million), or NIS 0.77 per share (approximately U.S. $0.17 per ADS).

Other Operating Data:

—	The Company’s Same Store Sales (see Note C) for the first quarter of 2006 increased by 6.9%.

—	Sales per square meter for the quarter increased by 8.1% compared to the first quarter of 2005, reaching NIS 4,731 (US $1,014) per square meter.

—	Sales per employee for the quarter increased by 7.7% compared to the first quarter of 2005, reaching NIS 237 thousand (U.S. $51 thousand) per employee.

—	During the first quarter of 2006, the Company opened 2 stores, adding a net total of 2,763 square meters to the chain.

Reorganization of Blue Square’s Real Estate Holdings

—	As previously reported, during December 2005, Blue Square applied to the Israeli Tax Authority for a ruling regarding the Company’s intention to transfer all of Blue Square’s directly-owned real estate assets and certain liabilities to a new entity – a fully owned subsidiary called Blue Square Real Estate Ltd.

—	Recently, the Israeli Tax Authority approved the application according to sections 104A and 105A(2) of the Israeli Income Tax Ordinance (“The tax ordinance”). As such, the transfer will be subject to tax benefits as prescribed in the tax ordinance, provided fulfillment of demands set out in the tax ordinance and in the Tax Authority’s approval.

—	Blue Square’s Board of Directors yesterday approved the transfer to the new real estate subsidiary of all of Blue Square’s directly-owned real estate assets and certain liabilities (including lease agreements with third parties and with Blue Square’s 80.73%-owned subsidiary, Blue Square Investment Properties Ltd.) effective December 31st, 2005, according to the provisions of the Israel Tax Authority’s approval. The transfer of assets and liabilities is subject to conditions that have not yet been fulfilled.

—	In addition, Blue Square’s Board of Directors, as well as the Board of Directors of the new real estate subsidiary, today approved that Blue Square will lease from the new real estate subsidiary all the directly-owned assets in which it is currently operating stores for a period of at least 10 years beginning on January 1st, 2006.

—	Further, the new real estate subsidiary intends to prepare a draft prospectus for an initial public offering (IPO) on the Tel Aviv Stock Exchange. There is no guarantee that the new real estate subsidiary will in fact complete such an offering.

Resignation of Officer

Mr. Emanuel Avner, the Company’s CFO and VP Finance, has notified Blue Square that he will be resigning from his office, effective on a future date to be established mutually. Blue Square expresses its appreciation to Mr. Avner for his significant contribution to Blue Square during his years of service.

Comments of Management

Commenting on the results, Mr. Gil Unger, Blue Square’s President and CEO, said, “We are pleased to report another strong quarter with significant growth in revenues, profits and profitability. These satisfying results reflect the increased buying power of a recovering economy, together with the success of our strategies for building sales, market share and profitability in a competitive marketplace. We are particularly pleased with the improvement in our sales per square meter and sales per employee metrics, a sign that highlights the effectiveness of our management and efficiency measures.

“We are beginning to realize the benefits of the restructuring process that we put into place just six months ago. Operating autonomously, during the quarter each of our chains carried out innovative marketing programs that attracted many new shoppers and boosted same-store-sales. While Mega and Shefa Shuk remain our largest chains, Super Center’s performance was particularly noteworthy during the quarter, highlighting the return to popularity of neighborhood shopping and the ongoing weakening of the private supermarket sector.”

Mr. Unger continued, “We continue to make progress according to our 2006 workplan initiatives. During the quarter, we opened two new stores, and plan to open at least five more new stores during the remainder of the year. We have recently received governmental approvals that pave the way for our spin-off of a real estate subsidiary, and continue with preparations to launch Israel’s largest customer loyalty club. Taken as a whole, we are pleased with our results, and on-track towards achieving the goals we have set for ourselves in the year ahead.”

Mr. Unger concluded, “Our CFO for the last three years, Mr. Emanuel Avner, has recently informed us of his intention to step down from his position. I would like to thank him for his tireless efforts on behalf of the Company and wish him well in his future endeavors.”

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at March 31, 2006: U.S. $1.00 equals NIS 4.665. The translation was made solely for the convenience of the reader.

NOTE B: Kfar Hashaashuim

Further to the closing of the Company’s acquisition of Hamachsan Hamerkazi Kfar Hashaashuim Ltd. (“Kfar Hashaahuim”) in May, 2005, Kfar Hashaashuim’s balance sheet and operating results of the first quarter of 2006 have been consolidated into the Company’s consolidated financial statements. Comparative data from the first quarter of 2005 includes no contribution from Kfar Hashaashuim.

NOTE C: Change in Calculation of Same Store Sales

For a more meaningful comparison, the Company has changed the policy by which it calculates Same Store Sales.

As of the fourth quarter of 2005, the Company’s Same Store Sales calculation is based only on stores 1) that have operated continuously throughout the current and prior reporting period, and 2) that have not been resized significantly during the period.

Previously, the Company’s Same Store Sales referred to the sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores were not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were closed for at least two weeks during the reported period or the preceding period for any reason including renovation or relocation.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 170 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2006

				Convenience translation (a)
	December 31, 2005	March 31,		March 31, 2006
		2005	2006
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	66,773	21,388	20,159	4,321
Trade receivables	558,758	527,172	652,234	139,814
Other accounts receivable	129,670	235,324	252,689	54,167
Inventories	356,881	334,372	428,048	91,758

Total current assets	1,112,082	1,118,256	1,353,130	290,060

INVESTMENTS AND LONG TERM RECEIVABLES:
Restricted deposit	500,190	-	506,051	108,479
Associated companies	3,325	3,178	3,612	774
Other long term receivables	2,962	-	2,892	620

	506,477	3,178	512,555	109,873

FIXED ASSETS, NET OF ACCUMULATED
DEPRECIATION AND AMORTIZATION	1,971,577	1,990,949	1,963,995	421,006

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	92,899	94,873	91,835	19,686

	3,683,035	3,207,256	3,921,515	840,625

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2006

	December 31, 2005	March 31		Convenience translation (a) March 31 2006
		2005	2006
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit and loans from banks	291,058	179,977	367,119	78,696
Current maturities of debentures	68,258	-	68,258	14,632
Trade payables	879,136	812,668	957,657	205,285
Other accounts payable and accrued
expenses	323,674	438,757	485,637	104,102
Dividend payable	-	-	50,000	10,718

Total current liabilities	1,562,126	1,431,402	1,928,671	413,433

LONG-TERM LIABILITIES:
Long-term loans from banks, net of
current maturities	781,304	419,804	667,074	142,997
Debentures, net of current maturities	136,517	200,000	136,012	29,156
Convertible debentures	184,989	186,193	184,365	39,521
Deferred income taxes	13,392	15,434	12,904	2,766
Liability for employee rights, net of
amount funded	28,166	27,685	31,269	6,703

Total long-term liabilities	1,144,368	849,116	1,031,624	221,143

MINORITY INTEREST	111,233	85,155	116,845	25,047

SHAREHOLDERS' EQUITY:

Share capital -
Ordinary shares of NIS 1 par value	52,671	52,503	52,671	11,291
Additional paid-in capital	714,796	754,264	714,796	153,225
Retained earnings:
Dividend declared subsequent to
balance sheet date	50,000	-	30,000	6,431
Unappropriated	47,841	34,816	46,908	10,055

Total shareholders equity	865,308	841,583	844,375	181,002

	3,683,035	3,207,256	3,921,515	840,625

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

	Year ended December 31, 2005	Three months ended March 31,		Convenience translation (a) for the three months ended March 31, 2006
		2005	2006
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands (except share and per share data)

Sales	5,797,018	1,313,883	1,536,669	329,404
Cost of sales	4,298,211	964,148	1,144,611	245,361

Gross profit	1,498,807	349,735	392,058	84,043
Selling, general and administrative
expenses	1,269,760	296,978	326,096	69,903

Operating income	229,047	52,757	65,962	14,140
Financial expenses, net	59,529	11,396	14,003	3,002

	169,518	41,361	51,959	11,138

Amortization of goodwill	6,508	1,468	-	-
Other income (expenses), net	690	4	(710)	(152)

Income before taxes on income	163,700	39,897	51,249	10,986
Taxes on income	58,490	14,623	17,575	3,767

Income after taxes on income	105,210	25,274	33,674	7,219
Share in profits of associated
companies, net	498	383	149	32
Minority interest in profits of
subsidiaries, net	15,717	3,791	4,756	1,020

Net income for the period	89,991	21,866	29,067	6,231

Net income per Ordinary share or ADS:
Basic	2.32	0.56	0.75	0.16

Fully diluted	*2.26	0.54	0.70	0.15

Weighted average number of shares or
ADS used for computation of income
per share:
Basic	*38,832,663	38,782,336	38,950,091	38,950,091

Fully diluted	*44,443,433	44,229,935	44,666,545	44,666,545

* After retrospective application of accounting change.

BLUE SQUARE - ISRAEL LTD.

SELECTED OPERATING DATA

	For the three months ended March 31,		Convenience translation for the three months ended March 31, 2006(a)
	2005	2006
	NIS	NIS	U.S.$

Sales (in millions)	1,314	1,537	329

Operating income (in millions)	53	66	14

EBITDA (in millions)	86	99	21

EBITDA margin	6.5%	6.4%	NA

Increase (decrease) in same store sales*	(1.8)%	6.9%	NA

Number of stores at end of period	166	170	NA
Stores opened during the period	3	2	NA
Stores closed during the period	1	-	NA

Total square meters at end of period	302,525	314,834	NA
Square meters added during the period, net	2,525	2,763	NA

Sales per square meter	4,375	4,731	1,014

Sales per employee (in thousands)	220	237	51

* Compared with the same period in the prior fiscal year.